Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, June 1, 2020

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR

SERIES D, F, H AND J SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.294313	June 30, 2020	June 15, 2020
Series D	0.29843	June 29, 2020
Series E	0.198938	June 30, 2020
Series F	0.23673	June 29, 2020
Series G	0.207375	June 30, 2020
Series H	0.26166	June 29, 2020
Series I	0.23175	June 30, 2020
Series J	0.27973	June 29, 2020
Series K	0.291938	June 30, 2020
Series M	0.312688	June 30, 2020

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the June 30, 2020 to September 29, 2020 dividend period for its floating rate preferred shares.  The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	0.85825	3.40500	0.21456
Series F	0.60871	2.41500	0.15218
Series H	0.70953	2.81500	0.17738
Series J	0.78263	3.10500	0.19566

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:                                                                  John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946